Exhibit 12.1

	Nine months ended,
	September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings
Income before income taxes and cumulative effect of accounting changes	$1,515	$876	$1,210	$685	$323	$745	$164
Add: Fixed charges	$316	$310	$406	$444	$469	$363	$375
Less: Interest capitalized	$18	$17	$24	$21	$12	$19	$21

Total	$1,813	$1,168	$1,592	$1,109	$780	$1,089	$518

Fixed charges
Interest expense (net)	$80	$80	$107	$126	$182	$148	$165
Add: Interest capitalized	$18	$17	$24	$21	$12	$19	$21

Gross interest expense	$98	$97	$131	$147	$194	$167	$186
Add: Interest factor of operating lease expense	$218	$213	$275	$298	$275	$197	$189

Total	$316	$310	$406	$444	$469	$364	$375

Ratio of earnings to fixed charges	5.74	3.77	3.92	2.49	1.66	2.99	1.38